UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(AMENDMENT NO. 3)

THE SECURITIES EXCHANGE ACT OF 1934

Leadis Technology , Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
52171N103
(CUSIP Number)
John Fichthorn c/o Dialectic Capital Management, LLC 875 Third Avenue, 15th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 17, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	0

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14.	TYPE OF REPORTING PERSON	IA, OO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	0

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	0

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	0

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	0

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	John Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	0

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Luke Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	0

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	52171N103

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON OCTOBER 7, 2009.

Item 2.	Identity and Background.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON OCTOBER 7, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Investment Manager, JF and LF may be deemed to beneficially own 0 Shares.

As of the date hereof, DCP may be deemed to beneficially own 0 Shares.

As of the date hereof, DOF may be deemed to beneficially own 0 Shares.

As of the date hereof, DAP may be deemed to beneficially own 0 Shares.

As of the date hereof, DAO may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON OCTOBER 7, 2009.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof DCP, may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, DOF may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAP may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAO may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, JF may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, LF may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B.  All such transactions were effected in open market transactions with brokers, except where indicated.

(e) As of November 17, 2009, each of the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON OCTOBER 7, 2009.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

November 19, 2009

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Leadis Technology, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 19th day of November, 2009.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

/s/ John Fichthorn*
By: John Fichthorn*

/s/ Luke Fichthorn*
By: Luke Fichthorn*

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC CAPITAL PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
11/17/2009	612,526	$1.03

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC OFFSHORE LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
11/17/2009	273,107	$1.03

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
11/17/2009	1,294,756	$1.03

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
11/17/2009	2,032,792	$1.03

SK 21843 0001 1049156